Exhibit 99.1

MEDICUS PHARMA LTD. ANNOUNCES MINOR USE (MUMS) DESIGNATION FROM THE FDA FOR DOXORUBICIN-CONTAINING MICRONEEDLE ARRAY(D-MNA) PATCH

COMPANY TO SUBMIT PRODUCT DEVELOPMENT PLAN TO TREAT EXTERNAL SQUAMOUS CELL CARCINOMA (SCC) IN HORSES

Toronto, Ontario & Philadelphia, PA - December 12, 2024 - Medicus Pharma Ltd. (NASDAQ: MDCX) (TSXV: MDCX) ("Medicus" or the "Company") is pleased to announce that its Investigational New Animal Drug (INAD File No.013880) has received Minor Use in Major Species Designation ("MUMS") from the U.S. Food and Drug Administration ("FDA") for its dissolvable Doxorubin-containing microneedle array (D-MNA) to treat external squamous cell carcinoma (SCC) in horses. The company received a notification from the FDA on December 9th 2024.

MUMS is a status similar to Orphan Drug status for human drugs. It entitles the company to an extended 7-year period of exclusive marketing following approval or conditional approval, provided that the company meets all requirements for maintaining the designation.

"In a relatively short period of time, we have made remarkable progress with the FDA in advancing the clinical development program of the veterinary application of our novel D-MNA patch in treating SCC in horses," stated Dr. Raza Bokhari, Executive Chairman & CEO. "Developing a non-invasive treatment for equine SCC represents an untapped market opportunity that we are excited to pursue. The MUMS designation is an important catalyst to provide us a first mover advantage and also position us to possibly have a commercially viable product as early as 2026."

Doxorubicin-containing microneedle array (D-MNA) is a patent protected dissovable transdermal patch with cellulose based microneedle arrays that are tip-loaded with doxorubicin. After application, the microneedles function by penetrating the strateum corneum layer of the skin, create a temporary microchannel, penetrate the tumor, dissolve and release doxorubicin into the target tumor, and eradicate the cancer cells.

Squamous Cell Carcinoma (SCC) in Horses

SCC is a mucocutaneous skin tumor in horses, primarily affecting adult or aged horses with white or partially white coats. Breeds like Appaloosa, Belgian, American Paint, and Pinto are particularly susceptible. SCC often develops in areas with minimal pigmentation and sparse hair, notably around mucous membranes. More specifically, tumors are mainly seen around the eyes, lips, nose, anus, and external genitalia. The overall incidence of SCC is 2-3% and recent estimates of the US horse population range from 6.6 to 7.25 million horses.

Current treatment includes surgery to remove the largest mass, cryotherapy of the smaller mass, and local injection of a chemotherapy drug. In some cases, a topical chemotherapeutic drug will be prescribed in the form of drops (tumors near the eye) or cream (tumors in other parts of body). Additionally, some horses are put on an oral drug called piroxicam that may slow the return of the cancerous cells.

For further information contact:

Carolyn Bonner, President

(610) 636-0184

cbonner@medicuspharma.com

Jeremy Feffer

LifeSci Advisors

(212) 915-2568

jfeffer@lifesciadvisors.com

About Medicus Pharma Ltd:

Medicus Pharma Ltd. (Nasdaq: MDCX, TSXV: MDCX) is a biotech/life sciences company focused on accelerating the clinical development programs of novel and disruptive therapeutics assets.

SkinJect Inc. a wholly owned subsidiary of Medicus Pharma Ltd, is a development stage, life sciences company focused on commercializing novel, non-invasive treatment for basal cell skin cancer using patented dissolvable microneedle patch to deliver chemotherapeutic agent to eradicate tumors cells. The Company has completed a phase 1 safety & tolerability study (SKNJCT-001) in March of 2021, which met its primary objective of safety and tolerability; the study also describes the efficacy of the investigational product D-MNA, with six (6) participants experiencing complete response on histological examination of the resected lesion. The Company submitted a Phase 2 IND clinical protocol to the FDA in January 2024 for a randomized, controlled, double-blind, multicenter clinical study (SKNJCT-003) that is expected to randomize up to 60 patients. The study is designed to evaluate the efficacy of two dose of two dose levels (100 and 200 ug) of D-MNA compared to placebo (P-MNA) in subjects with nodular BCC. Patient recruitment is currently underway in nine sites across the United States.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the Company's plans and expectations concerning, and future outcomes relating to, its product development plans and clinical development programs, including improvements thereto and the timing thereof, and approval from the FDA and the timing thereof. Forward-looking statements are often but not always, identified by the use of such terms as "may", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's public filings on SEDAR+ and on EDGAR, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive and readers are encouraged to review the Company's long form prospectus accessible on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

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